UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 9, 2020, BioNTech SE (the “Company”) issued a statement that the Company was informed today by the European Medicines Agency (EMA) that the agency has been subject to a cyber attack and that some documents relating to the regulatory submission for Pfizer and the Company’s COVID-19 vaccine candidate, BNT162b2, which has been stored on an EMA server, had been unlawfully accessed. It is important to note that no Company or Pfizer systems have been breached in connection with this incident and we are unaware of any personal data of study participants being accessed. The statement is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: December 9, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Statement from BioNTech dated December 9, 2020 – Statement Regarding Cyber Attack on European Medicines Agency.